SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly information - ITR (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries for the quarter and nine-month period ended September 30, 2003, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, which are comprised of the balance sheets, statements of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Company personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices adopted in Brazil and specific standards issued by the Brazilian Securities Commission, specifically applied to the preparation of the obligatory quarterly information.

4. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter and nine-month period ended September 30, 2003, presented in Note 20 to the quarterly information, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with accounting practices adopted in Brazil.

5. Previously, we performed special reviews on the balance sheets (Parent Company and Consolidated) as of June 30, 2003 and on the income statements (Parent Company and Consolidated) for the quarter and nine-month period ended September 30, 2002, and issued reports dated August 11, 2003 and November 6, 2002, respectively, that expressed unqualified opinions.

6. This quarterly information has been translated into English for the convenience of the readers.

São Paulo, November 7, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC No. 1 SP 160203/O-1

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – SEPTEMBER 30, 2003	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 – CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor			2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 – TOWN São Paulo		5 – STATE SP
6 – AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 – PHONE -	9 – PHONE -	10 – TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 – FAX -	14 – FAX -	–
15 - E-MAIL investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor			3 – DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo		6 – STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1706	9 – PHONE -	10 – PHONE -	11 – TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3814-8506	14 – FAX -	15 – FAX -
16 – E-MAIL investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 – NUMBER	4 – START	5 – END	6 – NUMBER	7 – START	8 – END
Jan 1, 2003	Dec 31, 2003	3	Jul 1, 2003	Sep 30, 2003	2	Mar 1, 2003	Jun 30, 2003
9 - NAME/CORPORATE NAME OF THE AUDITOR DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES						10 - CVM CODE 00385-9
11 – Responsible Partner Name OSMAR AURÉLIO LUJAN						12 – Responsible Partner CPF 077,222,728-43

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER Sep 30, 2003	2 - PRIOR QUARTER Jun 30, 2003	3 – SAME QUARTER PRIOR YEAR Sep 30, 2002
Paid in Capital
1 – Common	31,514,588	37,138,436	37,138,436
2 – Preferred	52,815,888	47,192,040	47,192,040
3 – Total	84,330,476	84,330,476	84,330,476
In Treasury Stock
4 – Common	0	0	0
5 – Preferred	2,985,954	1,275,842	922,167
6 – Total	2,985,954	1,275,842	922,167

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 1170000 – Participation and Administration
5 – PRINCIPAL ACTIVITY Holdings Corporate Participation
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL DATE	4 – REMUNERATION	5 – BEGINNING OF PAYMENT	6 – TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA (1)	Jul 21, 2003	Interest on own capital	Jul 31, 2003	Common	0.0012840000
02	RCA (1)	Mar 21, 2003	Interest on own capital	Jul 31, 2003	Preferred class A	0.0014124000
03	RCA (1)	Jul 21, 2003	Interest on own capital	Jul 31, 2003	Preferred class B	0.0012840000
1 Board of directors meeting

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 – ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 – CHANGE (in thousands of Reais)	5 – CHANGE SOURCE	7 – NUMBER OF SHARES ISSUED (in thousand)	8 – ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE November 14, 2003	2 – SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE - SEPTEMBER 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEETS
(Amounts expressed in thousand of reais)

ASSETS	September 30, 2003	June 30, 2003

CURRENT ASSETS	81,114	121,661

Cash and due from banks	35	6,527
Demand deposits	35	6
Marketable securities	-	6,521
Other assets	81,079	115,134
Interest on own capital receivable	78,027	97,253
Prepaid tax assets	3,052	17,881

LONG-TERM ASSETS	12,026	3,305

Other credits	12,026	3,305
Marketable securities	12,026	3,305

PERMANENT ASSETS	4,151,585	4,132,443

Investments	4,151,585	4,132,443
Subsidiary company	4,151,585	4,132,443
Local	4,151,585	4,132,443

TOTAL	4,244,725	4,257,409

BALANCE SHEETS
(Amounts expressed in thousand of reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2003	June 30, 2003

CURRENT LIABILITIES	79,596	110,886

Interest on own capital payable	78,027	91,139
Other liabilities	1,569	19,747
Taxes	1,569	19,747

LONG-TERM LIABILITIES	12,180	12,817

Provisions	12,180	12,817
Provision for tax litigation	12,180	12,817

STOCKHOLDERS' EQUITY	4,152,949	4,133,706

Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,729	413,729
Revaluation reserve	4,806	-
In subsidiary companies	4,806	-
Revenue reserves	1,633,256	1,698,937
Legal reserve	135,046	135,046
Realizable profits reserve	1,698,256	1,698,256
Special dividends reserve non distributed	36,603	36,603
Other revenue reserves	(236,649)	(170,968)
Treasury stocks	(142,459)	(56,682)
Unrealized gains and losses - marketable securities and
derivative financial instruments	(94,190)	(114,286)
Retained earnings	237,708	157,590

TOTAL	4,244,725	4,257,409

STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2003	From January 1, 2003	From July 1, 2002	From January 1, 2002
	To September 30, 2003	To September 30, 2003	To September 30, 2002	To September 30, 2002

Operating income (expenses)	157,403	445,781	161,462	444,182
Personnel and other administrative expenses	(1,285)	(1,684)	(92)	(315)
Other operating income	782	1,879	391	1,149
Financial income	782	1,879	391	1,149
Other operating expenses	309	(5,901)	(392)	(1,037)
Financial transactions and other taxes	309	(5,901)	(392)	(1,037)
Equity in results of subsidiary company	157,597	451,487	161,555	444,385

OPERATING INCOME	157,403	445,781	161,462	444,182

INCOME BEFORE INCOME TAXES AND
SOCIAL CONTRIBUTION	157,403	445,781	161,462	444,182

INCOME TAX AND SOCIAL CONTRIBUTION	295	(3,493)	32	69
Provision for income tax	221	(1,214)	-	-
Provision for social contribution	74	(406)	-	-
Deferred income tax and social contribution	-	(1,873)	32	69

NET INCOME	157,698	442,288	161,494	444,251

Number of outstanding shares (thousand) (Note 14a)	81,344,522	81,344,522	83,408,309	83,408,309
Net income per 1,000 shares: R$ (Note 14.f)	1.94	5.44	1.94	5.33
Net equity per 1,000 shares: R$	51.05	51.05	44.80	44.80

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01475-3	UNIBANCO HOLDINGS S.A. DATE – SEPTEMBER 30, 2003 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The consolidated operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”) which comprise the accounts of Unibanco Holdings S.A. and its subsidiary (Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in Note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;
  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forward; and
  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories, based on the intent to negotiate, and accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the Unibanco strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders’ equity item.
  Securities held to maturity – securities that Management has the intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purpose.

  Transactions involving derivative financial instruments to meet customer needs or for the Company's own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.
  Derivative financial instruments designed to hedge or to modify characteristics of assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-

Fair value hedge. The financial assets and liabilities, and the corresponding derivative financial instruments, are accounted for at fair value and any offsetting gains or losses are recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The non-effective hedge portion, if any, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized on the parent company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities and Derivative Financial Statements

(a) Trading Securities

	Consolidated
Issuer/Type of investment	Amortized cost	Fair value
Federal government	2,799,090	2,870,579
Financial treasury bills	599,737	600,464
Treasury bills	1,247,493	1,250,457
Central bank notes	530,848	560,287
Treasury notes	421,012	459,371

Brazilian sovereign bonds	205,901	208,144

Bank debt securities	185,241	183,611
Eurobonds	123,681	122,051
Time deposits	61,560	61,560

Open mutual funds (1)	2,474,444	2,474,444

Other	198,755	212,102

Total	5,863,431	5,948,880
____________________
(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

	Consolidated
Issuer/Type of investment	Amortized cost	Fair Value adjustment	Fair value
Federal government	1,198,234	(18,492)	1,179,742
Financial treasury bills	613,903	(992)	612,911
Central bank notes	218,596	8,212	226,808
Treasury notes	280,302	-	280,302
Other	85,433	(25,712)	59,721
Brazilian sovereign bonds	64	-	64
Foreign government	117,736	(9)	117,727
United States of America treasury bills	117,736	(9)	117,727
Corporate debt securities	2,263,222	(18,609)	2,244,613
Debentures	2,137,387	(8,675)	2,128,712
Eurobonds	51,339	(189)	51,150
Other	74,496	(9,745)	64,751
Bank debt securities	251,582	4,024	255,606
Eurobonds	124,012	2,060	126,072
Mortgage notes	106,771	1,964	108,735
Time deposits	19,316	-	19,316
Others	1,483	-	1,483
Marketable equity securities	197,324	(9,401)	187,923
Open mutual funds (1)	266,188	-	266,188
Total	4,294,350	(42,487)	4,251,863
____________________
(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Consolidated
Maturity	Amortized cost	Fair value
Less than 3 months	736,481	739,321
Between 3 months and 1 year	520,931	498,077
Between 1 and 3 years	1,040,217	1,032,218
Between 3 and 5 years	868,805	880,554
Between 5 and 15 years	509,618	505,611
More than 15 years	139,755	139,755
No stated maturity (1)	478,543	456,327
Total	4,294,350	4,251,863
____________________
(1) Refers to marketable equity securities and open mutual funds.

(c) Securities held to maturity

(i) By type:

Consolidated
Issuer/Type of investment	Amortized cost
Federal government	3,992,665
Central bank notes	1,297,944
Treasury notes	2,681,199
Other	13,522

Brazilian sovereign bonds	742,628

Corporate debt securities	282,123
Eurobonds	282,123

Bank debt securities	60,786
Eurobonds	60,786

Total	5,078,202

The fair value of these securities was R$5,294,806 in Consolidated. The difference between amortized cost and the fair value totaled R$216,604 (gain) in Consolidated and are represented mainly to bonds issued by the Brazilian federal government.

(ii) By maturity:

Consolidated
Maturity	Amortized cost
Less than 3 months	132,127
Between 3 months and 1 year	1,714,869
Between 1 and 3 years	2,301,514
Between 3 and 5 years	633,067
Between 5 and 15 years	296,625
Total	5,078,202

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

(e) Derivative financial instruments

Derivative financial instruments in the amount of R$483,038 are presented in Note 19(d).

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

Consolidated
By type
Discounted loans and notes	9,839,059
Financing	9,013,013
Agricultural	832,153
Real estate loans	826,719
Credit card	2,706,136
Total lending operations	23,217,080

Leasing operations	458,287
Advances on exchange contracts (1)	2,033,750
Total leasing operations and advances on exchange contracts	2,492,037

Guarantees honored	5,814
Other receivables (2)	635,594
Total other credits	641,408

Co-obligation on credit card customer financing (3)	273,625

Total risk	26,624,150

By maturity
Past-due for more than 15 days (Note 5 (d))	1,774,373
Falling due:
Less than 3 months (4)	10,619,066
Between 3 months and 1 year	6,726,918
Between 1 and 3 years	5,050,240
More than 3 years	2,453,553
Total risk	26,624,150
____________________
(1) Recorded in “Other liabilities” and “Other credits” – “Foreign exchange portfolio”.
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated
		% of
	Value	distribution
Manufacturing
Food, beverages and tobacco	1,336,512	5.0
Basic metal industries	1,238,133	4.7
Electricity, gas and water	1,194,836	4.5
Chemical and pharmaceutical	1,096,344	4.1
Paper, pulp and wood products	1,062,279	4.0
Automotive industry	620,201	2.3
Production of machines and equipment	603,881	2.3
Petroleum	481,944	1.8
Extractive	423,266	1.6
Textiles, clothing and leather goods	276,854	1.0
Production of metal goods	201,699	0.8
Electronic and communications equipment	188,171	0.7
Electric and electronic	127,306	0.5
Rubber and plastic	119,307	0.4
Other manufacturing industries	8,291	0.1
Subtotal	8,979,024	33.8
Retailers
Wholesale	1,353,575	5.1
Retail	1,257,914	4.7
Lodging and catering services	71,551	0.3
Subtotal	2,683,040	10.1
Financial service
Financial companies	145,231	0.5
Insurance companies and private pension funds	5,046	-
Subtotal	150,277	0.5
Residential construction loans	237,633	0.9
Other services
Transportation	1,125,329	4.2
Post office and telecommunications	1,002,699	3.8
Real estate services	436,597	1.6
Construction	263,848	1.0
Cultural and sports leisure activities	170,617	0.6
Health and social services	107,966	0.4
Association activities	86,456	0.3
Education	84,568	0.3
Other services	1,485,354	5.6
Subtotal	4,763,434	17.8
Agriculture, livestock, forestry and fishing	832,153	3.1
Individual
Consumer loans	5,291,360	19.9
Credit card	2,979,762	11.2
Residential mortgage loans	665,836	2.5
Lease financing	41,631	0.2
Subtotal	8,978,589	33.8
Total	26,624,150	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated
	% of
Largest clients	Value	the total
10 largest clients	2,358,366	8.9
50 following clients	5,470,081	20.5
100 following clients	3,644,665	13.7
Other clients	15,151,038	56.9
Total	26,624,150	100.0

(d) Components of lending, leasing and other credits by risk level:

		Consolidated
	% minimum		Past-due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments	credits	%	allowance	allowance
AA	-	9,586,540	-	-	9,586,540	36.0	7,955	-
A	0.5	9,165,952	-	-	9,165,952	34.4	74,004	0.8
B	1.0	2,701,120	138,462	246,708	3,086,290	11.6	46,995	1.5
C	3.0	1,628,662	339,164	254,981	2,222,807	8.4	89,887	4.0
D	10.0	381,969	120,318	437,488	939,775	3.5	201,914	21.5
E	30.0	175,998	88,811	176,824	441,633	1.7	174,200	39.4
F	50.0	87,826	70,869	197,651	356,346	1.3	182,780	51.3
G	70.0	40,510	69,115	118,594	228,219	0.9	162,269	71.1
H	100.0	162,092	92,369	342,127	596,588	2.2	596,588	100.0
Total		23,930,669	919,108	1,774,373	26,624,150	100.0	1,536,592
% of total risk							5.8%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$732,104 in Consolidated. These operations relate to active portfolio and credits written off against loss, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the quarter:

Consolidated
Balance at June 30, 2003	1,480,983
Provision for loan losses	415,735
Loan charge-offs	(360,126)
Balance at September 30, 2003	1,536,592

Loan recoveries (1)	100,950
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Consolidated
		Long - term
	Current assets	assets	Total
Receivables on guarantees honored	-	5,814	5,814
Foreign exchange portfolio	3,164,433	10,937	3,175,370
Income receivable	122,356	2,952	125,308
Negotiation and intermediation of securities	272,149	1,589	273,738
Sundry	2,381,486	4,457,429	6,838,915
Total	5,940,424	4,478,721	10,419,145

The account “Foreign exchange portfolio” includes R$2,442,598 of unsettled exchange purchases and R$685,262 of rights on foreign exchange sold, net of contracted advances.

“Other credits – negotiation and intermediation of securities” are represented, substantially, by operations with “Debtors – pending settlement” in the amount of R$256,780.

“Other credit – sundry” includes, basically, deferred tax in the amount of R$2,506,645; judicial deposits for civil and labor matters in the amount of R$1,559,254, prepaid taxes in the amount of R$485,272 and notes and credits receivables in the amount of R$553,086.

“Other credits” in the parent company relates, basically, to interest on own capital receivable in the amount of R$78,027, from Unibanco.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

Unibanco – União de Bancos
Brasileiros S.A.
Information on investment at September 30
Number of shares held (with no par value)
Common	72,995,091,491
Preferred	8,349,430,496
Participation in common stock - %	96,598
Total participation (direct) - % (1)	59,112

Stockholders’ equity	7,023,276

Capital	3,690,602

Net income for the quarter	270,109

Investment value	4,151,585

Equity in results	157,597

(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

The quotation of Unibanco shares, as of September 30, 2003, at São Paulo Stock Exchange, was R$63.00 per thousands of common shares and R$55.58 per thousands of preferred shares.

(b) Investments in associated companies

The Unibanco foreign branches and subsidiary companies exchange gains, in the amount of R$38,934 in Consolidated were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies in the third quarter of 2003, were as follow:

	Number of shares or quotas		Percentage holding (%) Consolidated	Adjusted Stockholders equity	Adjusted net income (loss)
	Common	Preferred
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	345,014,171	189,792,954	49.707	1,430,126	55,552
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	1,321,706	34,486
Unicard Banco Múltiplo S.A.	117,629,257,620	101,832,650,091	100.000	874,687	49,439
Unibanco Representação e Participações Ltda.	124,099,785	-	100.000	430,458	49,956
Banco Fininvest S.A.	3,931	1,034	99.920	338,782	38,336
Banco Dibens S.A.	4,313,047,972	-	51.001	175,473	797
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	163,736	26,451
Unibanco Corretora de Valores Mobiliários S.A.	38,419,852	38,419,852	100.000	74,006	2,197
Interbanco S.A.	18,999,793	-	99.999	59,332	3,023
Banco1.net S.A.	34,077,757	-	65.934	50,432	(263)
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,468,405	99.999	28,845	5,151
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i)
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	728,767	13,747
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	256,330	12,670
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99.999	183,333	3,536
Unibanco Securities Ltd.	17,770,000	-	100.000	57,238	5,916
Main Unibanco AIG Seguros S.A.’s direct and indirect subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	99.999	139,013	14,829
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	99.999	34,785	529
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização	4,194,130	-	99.992	425,365	26,268
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	217,447	1,492
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	123,659	528
BWU Representação e Participações Ltda.	36,133,577	93,947,299	60.000	66,934	17,702
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,937,771	-	33.333	273,396	73,004
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (3)	3,866,664	-	33.333	158,287	1,380
Serasa S.A.	363,690	348,855	19.045	149,811	17,048
Banco Investcred Unibanco S.A.	95,284	-	49.997	133,996	11,379
Tecnologia Bancária S.A.	762,277,905	-	21.432	122,426	3,925
Redecard S.A.	199,990	400,000	31.943	70,603	27,911
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	54,978	1,756
Interchange Serviços S.A.	74,999,999,998	-	25.000	30,558	2,723
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	49.998	31,033	4,867
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	50.000	28,860	3,944
Associated companies
AIG Brasil Cia. de Seguros	54,213,933	-	49.999	74,750	1,138

	Consolidated equity in results adjustments	Consolidated Investments value
Associated companies
AIG Brasil Cia. de Seguros	569	37,374
Other	(4,887)	8,236
Total	(4,318)	45,610
___________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) In July 2003, Unibanco AIG Seguros S.A. increased its capital with the issue of 16,616,101 common shares and 10,670,414 preferred shares, being 8,308,050 common shares and 5,335,207 preferred shares, subscribed by Unibanco.

(2) In October 2003, Unipart Participações Internacionais Ltd. distributed dividends to its parent company, Unibanco, in the amount of R$ 85,119.

(3) In August 2003, Credicard S.A. Administradora de Cartões de Crédito reduced its capital, transfering its investments on Orbitall to its shareholders.

(c) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, being the amortization for the period recognized in “Other operating expenses”. Goodwill balance shown in the consolidated financial statement and the amount amortized during the quarter were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	864,627	12,129
Fininvest	353,565	4,665
Other	174,463	3,005
Total	1,392,655	19,799

8. Fixed Assets

Consolidated
Land and building	680,634
Other fixed assets	1,258,519
Accumulated depreciation	(927,226)
Total, net	1,011,927

9. Deposits

Consolidated

	Current liabilities	Long-term liabilities	Total
Demand deposits	2,308,893	-	2,308,893
Savings deposits	5,508,895	-	5,508,895
Interbank deposits	190,572	27,930	218,502
Time deposits	8,216,955	8,720,579	16,937,534
Total	16,225,315	8,748,509	24,973,824

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are readjusted using the savings deposits index, plus average interest of 16.24% per annum, and are payable up to October 26, 2004.

(b)Euronotes

Maturity	Currency	Consolidated
Less than 3 months	US$	400,795
	EUR	321,017
		721,812

From 3 to 12 months	US$	1,004,315
	EUR	392,451
		1,396,766

From 1 to 3 years	US$	835,676
	EUR	24,092
		859,768

From 3 to 5 years	US$	29,368

From 5 to 15 years	US$	40,304

Total		3,048,018

The average interest rate at September 30, 2003 was 5.40% per annum in Consolidated.

(c) The other issues totaled R$47,411 in Consolidated with maturities up to July 11, 2005 and an average interest rate of 11.34% per annum.

11. Borrowings and Onlending in Brazil

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

Foreign onlendings consist of long-term credit lines for project and trade financing and are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

12. Other Liabilities

Consolidated

	Current liabilities	Long-term liabilities	Total
Collection of taxes and other contributions	193,411	-	193,411
Foreign exchange portfolio	1,377,252	1,521	1,378,773
Social and statutory	172,234	-	172,234
Taxes and social security	478,368	771,525	1,249,893
Negotiation and intermediation of securities	363,240	-	363,240
Accounts payable for purchase of assets	41,949	40,151	82,100
Technical provision for insurance, annuity products and retirement plans	1,034,404	2,840,342	3,874,746
Subordinated debt
Step-up subordinated callable notes	22,953	583,686	606,639
Subordinated time deposits	-	262,745	262,745
Sundry	2,501,715	2,817,621	5,319,336
Total	6,185,526	7,317,591	13,503,117

The foreign exchange portfolio includes R$828,645 of unsettled exchange sales and R$545,231 of obligations for exchange purchased net of advances on exchange contracts.

“Other liabilities – subordinated debt - Step-up subordinated callable notes ” were issued in April 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum as from the fifth year.

“Other liabilities – subordinated debt - Subordinated time deposits” were issued in December 2002 by Unibanco. The deposits have a ten-years term and can be redeemed as from December 2007. The deposits bear 102% of interbank deposits rate.

“Other liabilities – sundry”, includes, basically, provisions for personnel and administrative expenses in the amount of R$287,857, provision for labor and civil litigations in the amount of R$973,201, payments to be made to accredited establishments of credit card in the amount of R$1,476,037 and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,805,328.

Other liabilities in the parent company refer to interest on own capital payable in the amount of R$78,027.

13. Fiscal, Employee and Civil Litigations

Unibanco Holdings is defendant in legal actions relating to tax litigations. Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims.

Based on the advice of our external counsels, Unibanco Holdings recorded provisions to offset probable future losses, based on the success probability of the lawsuits. Provisions recorded and respective changes in the quarter were as follows:

	Parent Company	Consolidated
Balance at June 30, 2003	12,817	1,768,441
Provision (reversal) charged, net	(637)	93,497
Payments (1)	-	(286,628)
Balance, at September 30, 2003	12,180	1,575,310

___________________
(1) Refers mainly to the transfer of fiscal litigations to “Other Liabilities – Taxes and Social Security” due to the cancellation of lawsuits since Unibanco adhered to the fiscal amnesty.

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, being the provision accrued reverted when based on the opinion of legal consultant, the possibility of losses is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of the controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

14. Stockholders’ Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	31,514,587,519	-	31,514,587,519
Preferred class “B”	49,829,934,498	2,985,954,279	52,815,888,777

Total	81,344,522,017	2,985,954,279	84,330,476,296

Preferred shares class “B” have no voting rights are entitled to receive a semi-annual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semi-annual priority dividend of 1.5% of stockholders’ equity resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, each one is greater; have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

In an Extraordinary Meeting held on April 28, 2003, was approved the conversion of preferred shares class “A” in preferred class “B”, in one for one portion, in any time, at shareholder option. All shareholders converted their preferred shares class “A” into preferred shares class “B”.

In an Extraordinary Meeting held on August 19, 2003, was approved the conversion of common shares in preferred class “B”, in one for one portion, at shareholder option, and until August 22, 2003. The conversion was limited to the maximum of 2/3 of common shares related to the total amount of shares. 5,623,848,354 common shares were converted into preferred shares class “B”.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 21, 2003, the Board of Directors approved the payment of interest on own capital for the shareholders, in the amount of R$107,136 being R$1.284000 (R$1.091400 net of applicable tax) per 1,000 common shares and R$1.412400 (R$1.200540 net of applicable tax) per 1,000 preferred shares class “A”, R$1.284000 (R$ 1.091400 net of applicable tax) per 1,000 preferred shares class “B”, R$2.781200 (R$2.364020 net of applicable tax) per Unit and R$1.390600 (R$1.182010 net of applicable tax) per GDS. The payment of interest was made as of July 31, 2003. The interest on own capital was calculated in accordance of article 9° of Law n° 9.249/95 and the corresponding tax benefit was R$36,426.

During the third quarter, interest on own capital in the amount of R$78,027 were accrued, generating a tax benefit in the amount of R$26,529. The interest will be deducted from the mandatory dividend, net of income tax withheld at source, and will represent R$0.959223 per 1,000 common shares and R$0.959223 per 1,000 preferred shares class “B”.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks

As a consequence of the Exchange Offer, Holdings registered during the quarter 1,710,111,961 preferred shares by the book value contra entry loss of the participation of Unibanco capital reaching the amount of 2,985,954,279 preferred shares. The market value of treasury stocks at September 30, 2003 in accordance of Units price in São Paulo Stock Exchange, was R$170,588.

(e) Changes in stockholders’ equity

Balance at June 30, 2003	4,133,706
Prior year adjustments	447
Constitution of revaluation reserve from subsidiary companies	4,806
Exchange of own stocks	(85,777)
Fair value adjustments – marketable securities and derivatives	20,096
Net income for the quarter	157,698
Interest on own capital proposed	(78,027)
Balance at September 30, 2003	4,152,949

(f) Global offer and Exchange offer

Global Offer

In September 2003, Unibanco and Unibanco Holdings shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco and Unibanco Holdings in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Unibanco Holdings and Commerzbank reduced its participation. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco's non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares into Units. The Exchange Offer Auctions occurred on September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were converted into Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstandig in the market (not in the form of Units) and representing 2% of Unibanco's total capital. Summing the two auctions, it was exchanged by Units 83% of the Unibanco and Unibanco Holdings preferred shares, that could be exchanged.

From November 2003, the a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares in Units.

The float of Units in the domestic market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted a 62% appreciation during the first ten months of 2003.

(g) Earnings per share

The earnings per 1,000 shares for the nine month period ended September 30, 2003 is R$5.35, whether considering the average outstanding shares, and R$5.44 whether considering the outstanding shares as of September 30, 2003.

15. Other Operating Income and Expenses

(a) Other operating income

Consolidated
Other financial revenues	71,107
Revenue from real estate consortium	10,567
Dividends received from other investments	5,889
Other	16,621
Total	104,184

(b) Other operating expense

Consolidated
Provision for employees and civil litigations	91,361
Exchange rate gains on branches and subsidiaries abroad	(38,934)
Amortization of goodwill on acquired companies	19,799
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13(b))	19,303
Expenses related to checks and billing, net	13,663
Third parties services expenses	11,348
Commissions and taxes	5,264
Expenses related to real estate consortium	4,222
Other financial expenses	28,215
Other	19,727
Total	173,968

16. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

Consolidated

	June 30, 2003	Constitution	Realization	September 30, 2003
Allowance for lending losses	652,148	60,812	95,760	617,200
Other provisions not currently deductible	642,224	107,054	133,263	616,015
Tax loss and negative basis of social contribution Carry –forward	668,177	21,271	-	689,448
Social contribution carry-forward (MP 2.158-35)	490,290	-	(4,508)	494,798
Subtotal	2,452,839	189,137	224,515	2,417,461
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	103,182	6,747	20,746	89,183
Deferred tax obligations	(31,331)	-	(2,624)	(28,707)
Net deferred tax assets	2,524,690	195,884	242,637	2,477,937
Total assets	2,556,021			2,506,644
Total liabilities	31,331			28,707

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at September 2003 was as follow:

Consolidated

Social year	Social contribution (MP 2.158-35)	Other	Total
2003	5,139	255,503	260,642
2004	21,558	735,130	756,688
2005	28,620	400,093	428,713
2006	42,622	194,525	237,147
2007	59,857	114,310	174,167
2008 to 2012	295,016	155,355	450,371
2013 to 2017	41,986	67,747	109,733
Total	494,798	1,922,663	2,417,461

The present value of deferred income tax and social contribution calculated using the average rate of funding, net of tax effects, totaled R$1,798,434 in Consolidated.

(b) Income tax and social contribution expenses

	Parent Company	Consolidated
Income before income tax and social contribution, net of profit sharing	157,403	365,934
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(53,517)	(124,418)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variations on subsidiaries abroad	53,583	11,770
Interest on own capital paid or (received), net	-	46,754
Deferred tax credits of prior periods	3,966	17,703
Permanent differences (net)	(3,737)	(7,473)
Income tax and social contribution for the quarter	295	(55,664)

17. Commitments and Guarantees

Consolidated
Co-obligation and risks for guarantees provided	3,629,909
Assets under management (mainly mutual investment funds)	24,335,630
Lease commitments	53,876

18. Related Party Transactions

Consolidated
Assets
Cash and due from banks	34
Marketable securities	12,026
Income receivable	78,027
Revenues
Other operating income	626
Expenses
Personnel and other administrative expenses	6

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

19. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers’ needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank’s Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to fair values are as follows:

Consolidated

	Book value	Fair value
Assets
Interbank investmens	10,914,595	10,918,398
Marketable securities	15,278,945	15,495,549
Lending operations	21,731,552	21,719,664
Derivatives, net	270,246	270,246
Liabilities
Deposits	24,973,824	24,979,024
Resources from securities issued abroad	3,882,611	3,927,058
Subordinated debt (Note 12)	869,384	897,108
Sale of rights of receipt of future flow of
payment order (Note 12)	1,805,328	1,749,645
Treasury stocks	142,459	170,588

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank investments, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2003 in the São Paulo Stock Exchange.

(b) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at September 30, 2003 are as follows:

Consolidated

	Notional exposure (1)	Exposure at value (1)
Futures contracts	(1,743,827)	(1,743,827)
Currencies	(257,908)	(257,908)
Interbank interest rate	767,281	767,281
Exchange coupon	(2,255,620)	(2,255,620)
Index	2,420	2,420
Forward contracts	(367,251)	(367,251)
Currencies	(367,251)	(367,251)
Swap contracts	195,800	177,387
Currencies	(2,393,372)	(2,412,629)
Interbank interest rate	1,528,985	1,528,985
Fixed interest rate	(350,281)	(349,254)
Other	1,410,468	1,410,285
Swap contracts with daily reset	(31,140)	(31,140)
Currencies	2,930,642	2,930,642
Interbank interest rate	(2,961,782)	(2,961,782)
Option contracts
Purchased option	9,214	3,248
Purchase	9,182	3,225
Currencies	8,925	3,173
Interbank interest rate index	257	52
Sale	32	23
Interbank interest rate index	32	23
Sale option	6,375	1,630
Purchase	6,375	1,630
Currencies	6,375	1,630
___________________
(1) Include the net of short position (long position).

The notional exposure of the options contracts recorded in memorandum accounts, at September 30, 2003, amounted to R$ 448,900 due to purchase commitments and R$ 245,000 due to sale commitments.

On September 30, 2003, there were future operation of R$3,932,213 in Consolidated, and swap operations in the amount of R$1,043,522 in Consolidated, which were accounted for at fair value and recognized as cash flow hedges related to their time deposits indexed to interbank interest rate and part of the marketable securities indexed in US dollars and IGPM (Market General Price Index), with an unrealized loss, net of applicable taxes and minority interest, during the quarter, of R$16,921 in Consolidated, recorded in “Unrealized gains and losses - marketable securities and derivative financial instruments”. The hedge’s effectiveness as of September 30, 2003 was in conformity at the standards established by Brazilian Central Bank.

On September 30, 2003, there were swap contracts with notional value of R$207,431 in Consolidated, accounted for at fair value, used to hedge part of marketable securities, indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes of R$3,330, recorded as a debt in the income of the quarter and as a credit in “Marketable securities”. The hedge’s effectiveness as of September 30, 2003 was in conformity at the standards established by Brazilian Central Bank.

The operations above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations and the swap contracts contracted are recorded at current value and are not adjusted to fair value.

(c) Notional at fair value distributed by trade location

	Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter	Total
Future contracts	(1,743,827)	-	(1,743,827)
Forward contracts	-	(367,251)	(367,251)
Swap contracts	(185,061)	362,448	177,387
Swap contracts with daily reset	(31,140)	-	(31,140)
Option contracts
Purchased position	3,248	-	3,248
Sale position	1,630	-	1,630

The amount pledge guarantee BM&F transactions were R$635,363 in Consolidated and are represented by federal government securities.

(d) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts that the balance represents the amounts recorded in assets and liabilities accounts, are as follows:

Consolidated
Assets
Less than 3 months	71,662
Between 3 months and 1 year	182,562
Between 1 and 3 years	209,478
Between 3 and 5 years	19,180
Between 5 and 15 years	156
Total	483,038
Liabilities
Less than 3 months	10,866
Between 3 months and 1 year	49,735
Between 1 and 3 years	136,626
Between 3 and 5 years	11,894
Between 5 and 15 years	3,671
Total	212,792

The amounts of receivables under the swap contracts are R$388,548 Consolidated and the amounts of payables are R$211,161 Consolidated. Option premium received amounts R$3,248 in Unibanco and in Consolidated and options premium paid amounts R$1,630 in Consolidated. The amounts receivable under term contracts are R$91,241 in Consolidated.

(e) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts that the balance represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	588,668	(3,162,382)	992,950	(166,022)	2,959	(1,743,827)
Forward contracts	(18,801)	(407,951)	59,501	-	-	(367,251)
Swap contracts	60,796	39,968	72,852	7,286	(3,515)	177,387
Swap contracts with daily reset	(6,598)	(23,093)	(1,449)	-	-	(31,140)
Option contracts
Purchased position	-	3,248	-	-	-	3,248
Sale position	-	1,630	-	-	-	1,630

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of fluctuations in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuations in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

20. Statement of Cash Flows

	Parent Company
		Nine – month
	Quarter ended	period ended
	September 30, 2003	September 30, 2003

Operating activities
Net income	157,698	442,288
Deferred taxes	-	1,873
Equity in results of subsidiary company	(157,597)	(451,487)
Changes in assets and liabilities
Increase in marketable securities	(2,200)	(3,378)
Decrease in other credits and other assets	14,829	14,810
Decrease in other liabilities	(18,815)	(10,909)
Net cash used in operating activities	(6,085)	(6,803)

Investing activities
Dividends and interest on own capital received from subsidiary
company	97,253	202,199

Net cash provided by operating activities	97,257	202,199

Financing activities
Decrease in borrowings and onlending in Brazil – Governmental agencies	-	(101)
Dividends paid	(91,139)	(195,268)
Net cash used in financing activities	(91,139)	(195,268)

Net increase in cash and due from banks	29	27

Cash and due from banks at the beginning of the period	6	8
Cash and due from banks at the end of the period	35	35
Net increase in cash and due from banks	29	27

	Consolidated
	Quarter ended September 30, 2003	Nine-months period ended September 30, 2003

Operating activities
Net income	157,698	442,288
Fair value adjustment – Trading securities and derivatives	45,065	(166,510)
Provision for loan losses	415,735	1,112,403
Technical provisions for insurance, annuity products and retirement plans	229,067	1,049,158
Deferred taxes	35,389	202,631
Reversal of foreclosed assets provision	9,402	(6,206)
Loss on sale of foreclosed assets and fixed assets	3,051	7,677
Amortization of goodwill on subsidiaries acquired	19,799	59,557
Equity in results of subsidiary and associated companies	4,318	(544)
Loss on sale of investments	707	774
Reversal of provision for losses on investments	(9)	(9)
Depreciation and amortization	96,479	265,155
Minority interest	152,572	422,984
Changes in assets and liabilities
Decrease (increase) in interbank investments	(2,584,374)	4,589,897
Decrease in marketable securities and derivative financial instruments	559,342	2,903,679
Increase in Central Bank compulsory deposits	362,810	329,341
Net change in interbank and interdepartmental accounts	(66,429)	(106,465)
Increase in lending operations	(585,510)	(954,407)
Decrease in leasing operations	1,204	52,604
Net change in foreign exchange portfolio	(238,506)	(284,249)
Increase in other credits and other assets	(279,454)	(975,850)
Increase in other liabilities	78,864	373,084
Increase in deferred income	1,567	10,740
Net cash provided by (used in) operating activities	(1,581,213)	9,327,732

Investing activities
Dividends and interest on own capital received from subsidiary and associated
companies	7,048	25,982
Proceeds from sale of foreclosed assets	13,751	56,165
Purchase of/capital increase on investments in subsidiary and companies	14	(342)
Goodwill on acquisition of subsidiary companies	(917)	10,715
Proceeds from sale of/capital decrease in subsidiary and associated Companies	-	52
Purchase of other investments	(9,763)	(15,514)
Proceeds from sale of other investments	197	2,185
Purchase of fixed assets	(75,476)	(140,974)
Proceeds from sale of fixed assets	20,560	36,883
Deferred charges	(47,237)	(111,324)
Minority interest	96,103	(43,546)
Net cash used in provided by (used in) investing activities	4,280	(179,718)

Financing activities
Increase (decrease) in deposits	1,009,126	(1,002,133)
Increase (decrease) in securities sold under repurchase agreements	2,022,911	(6,464,432)
Increase (decrease) in resources from securities issued	(577,954)	167,234
Decrease in borrowings and onlending in Brazil – Governmental agencies	(641,805)	(1,773,845)
Purchase of own stocks	(85,778)	(102,701)
Dividends paid	(91,139)	(195,268)
Net cash provided by (used in) financing activities	1,635,631	(9,371,246)

Net increase (decrease) in cash and due from banks	58,428	(223,232)

Cash and due from banks at the beginning of the period	796,828	1,078,488
Cash and due from banks at the end of the period	855,256	855,256
Net increase (decrease) in cash and due from banks	58,428	(223,232)

21 Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most relevant Unibanco’ subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau and Dibens - Grand Cayman; banks: Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman); brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA):

Combined balance sheet
Assets
Current and long-term assets	12,890,796
Cash and due from banks	144,631
Interbank investments	1,405,511
Marketable securities	6,949,265
Interbank accounts	219,140
Lending and leasing operations	3,418,659
Other credits and other assets	753,590
Permanent assets	97,471
Total	12,988,267

Liabilities
Current and long-term liabilities	10,222,981
Deposits	1,771,982
Securities sold under repurchase agreements	655,001
Resources from securities issued	2,737,024
Interbank accounts	37,557
Borrowings and onlending in Brazil – Governmental agencies	2,247,721
Derivative financial instruments	3,671
Other liabilities	2,770,025
Deferred income	13,100
Minority interest	4
Stockholders’ equity	2,752,182
Total	12,988,267

Combined statement of income
Revenue from financial intermediation	311,169
Expenses on financial intermediation	(107,091)
Provision for lending, leasing and other credits losses	(48,074)
Salaries, benefits, training and social security and other administrative expenses	(18,550)
Other operating income (expenses)	(9,292)
Non-operating income, net	45
Net income for the quarter	128,207

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet
Assets
Current and long-term assets	5,335,686
Cash and due from banks	9,993
Marketable securities	4,514,486
Other credits and other assets	811,207
Permanent assets	273,315
Total	5,609,001

Liabilities
Current and long-term liabilities	4,178,875
Other liabilities	541,878
Technical provisions for insurance and retirement plans	3,636,997
Stockholders’ equity	1,430,126
Total	5,609,001

Statement of income
Revenue from financial intermediation	254,236
Provision for lending, leasing and other credits losses	(26)
Insurance and retirement plans premiums	525,894
Changes in technical provision for insurance and retirement plans	(176,191)
Insurance claims	(216,196)
Private retirement plans benefits expenses	(111,438)
Salaries, benefits, training and social security and other administrative expenses	(65,853)
Other operating income (expenses)	(125,362)
Non-operating income, net	4,383
Income tax and social contribution	(30,172)
Profit sharing	(3,723)
Net income for the quarter	55,552

(c) Credit card companies, including the jointly controlled companies as follow: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet
Assets
Current and long-term assets	3,922,835
Cash and due from banks	6,784
Interbank investments	5,342
Marketable securities	542,651
Interbank and interdepartmental accounts	8,462
Lending operations	1,590,305
Other credits and other assets	1,769,291
Permanent assets	267,194
Total	4,190,029

Liabilities
Current and long-term liabilities	3,148,895
Deposits	343,225
Borrowings	227,744
Resources from securities issued	597,112
Interbank and interdepartmental accounts	356
Derivative financial instruments	9,710
Other liabilities	1,970,748
Stockholders’ equity	1,041,134
Total	4,190,029

Combined statement of income
Revenue from financial intermediation	335,546
Expenses on financial intermediation	(59,227)
Provision for lending, leasing and other credits losses	(88,176)
Services rendered	184,942
Salaries, benefits, training and social security and other administrative expenses	(152,724)
Other operating income (expenses)	(77,767)
Non-operating income, net	(4,145)
Income tax and social contribution	(49,342)
Profit sharing	(5,038)
Net income for the quarter	84,069

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet
Assets
Current and long-term assets	1,924,791
Cash and due from banks	2,123
Interbank investments	38,861
Marketable securities	159,535
Interbank and interdepartmental accounts	15,640
Lending operations	1,392,176
Other credits and other assets	316,456
Permanent assets	140,866
Total	2,065,657

Liabilities
Current and long-term liabilities	1,659,881
Deposits	1,251,421
Interbank and interdepartmental accounts	8,389
Borrowings	21,030
Derivative financial instruments	8,091
Other liabilities	370,950
Stockholders’ equity	405,776
Total	2,065,657

Combined statement of income
Revenue from financial intermediation	345,166
Expenses on financial intermediation	(73,500)
Provision for lending, leasing and other credits losses	(122,601)
Salaries, benefits, training and social security and other administrative expenses	(118,535)
Other operating income (expenses)	22,957
Non-operating income, net	(193)
Income tax and social contribution	(4,506)
Profit sharing	(4,764)
Net income for the quarter	44,024

22. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

During the quarter ended September 30, 2003, the contribution was R$10,769 in Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2003, Unibanco granted 1,136,650,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and September 2, 2009, at an average exercise price of R$92.82 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$878,714, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$541,069 and the residual value received in advance from these lessees amounts to R$459,792, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At September 30, 2003, the insurance coverage on properties and other assets in use totaled in and R$1,242,592 in Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES	COMMERCIAL, INDUSTRIAL
01475-3	DATE - SEPTEMBER 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Reais

ASSETS	September 30, 2003	June 30, 2003

CURRENT ASSETS	47,075,823	44,939,117

Cash and due from banks	21,471,995	18,562,073
Demand deposits	855,257	796,829
Interbank investments	10,872,913	8,319,514
Marketable securities and derivative financial instruments	9,743,825	9,445,730
Credits	21,001,737	21,096,623
Lending operations	16,066,502	16,010,809
Allowance for lending losses	(1,224,372)	(1,215,342)
Leasing operations	257,113	270,237
Allowance for leasing losses	(7,257)	(11,472)
Other credits	5,940,424	6,064,684
Allowance for other credits losses	(30,673)	(22,293)
Other	4,602,091	5,280,421
Interbank accounts	4,253,171	4,910,588
Interdepartmental accounts	6,878	6,857
Other assets	342,042	362,976

LONG-TERM ASSETS	17,718,477	17,888,007

Other credits	17,616,023	17,788,107
Interbank investments	41,682	10,707
Marketable securities and derivative financial instruments	6,018,158	6,879,933
Lending operations	7,150,578	6,969,782
Allowance for lending losses	(261,156)	(215,723)
Leasing operations	201,174	189,444
Allowance for leasing losses	(6,021)	(9,664)
Other credits	4,478,721	3,970,117
Allowance for other credits losses	(7,113)	(6,489)
Other	102,454	99,900
Interbank accounts	64,060	64,546
Other assets	38,394	35,354

PERMANENT ASSETS	3,274,651	3,281,951

Investments	1,594,282	1,615,676
Associated companies	45,610	56,990
Local residents	42,930	48,810
Foreign residents	2,680	8,180
Other investments	1,548,672	1,558,686
Goodwill on acquisitions of subsidiaries	1,392,655	1,411,537
Other	220,981	212,879
Provision for losses	(64,964)	(65,730)
Fixed assets	1,011,927	1,003,637
Deferred charges	668,442	662,638

TOTAL	68,068,951	66,109,075

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2003	June 30, 2003

CURRENT LIABILITIES	38,826,833	37,340,598

Other	38,826,833	37,340,598
Deposits	16,225,315	14,908,499
Securities sold under repurchase agreements	7,341,634	5,318,723
Resources from securities issued	2,889,969	3,825,208
Interbank accounts	557,103	842,349
Interdepartmental accounts	395,911	472,166
Local borrowings	226,793	179,636
Foreign borrowings	3,227,725	3,849,392
Local onlendings	1,682,924	1,701,950
Foreign onlendings	33,332	61,787
Derivative financial instruments	60,601	80,795
Other liabilities	6,185,526	6,100,093

LONG-TERM LIABILITIES	21,330,009	21,092,762

Other	21,330,009	21,092,762
Deposits	8,748,509	9,059,604
Resources from securities issued	992,642	635,357
Local borrowings	924	960
Foreign borrowings	383,080	434,139
Local onlendings	3,503,647	3,500,427
Foreign onlendings	231,425	203,363
Derivative financial instruments	152,191	116,048
Other liabilities	7,317,591	7,142,864

DEFERRED INCOME	74,972	73,405

MINORITY INTERESTS	3,684,188	3,468,604

STOCKHOLDERS' EQUITY	4,152,949	4,133,706
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,729	413,729
Revaluation reserve	4,806	-
In subsidiary companies	4,806	-
Revenue reserves	1,633,256	1,698,937
Legal	135,046	135,046
Realizable profit reserve	1,698,256	1,698,256
Special dividends reserve	36,603	36,603
Other revenue reserves	(236,649)	(170,968)
Treasury stocks	(142,459)	(56,682)
Unrealized gains and losses - marketable securities and
derivative financial instruments	(94,190)	(114,286)
Retained earnings	237,708	157,590

TOTAL	68,068,951	66,109,075

STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2003	From January 1, 2003	From July 1, 2002	From January 1, 2002
	To September 30, 2003	To September 30, 2003	To September 30, 2002	To September 30, 2002

REVENUES	3,447,529	9,017,898	4,670,195	10,769,304
Lending operations	2,072,472	5,648,255	2,539,261	6,311,461
Leasing operations	20,581	60,922	50,378	123,428
Marketable securities	1,234,874	2,207,420	3,498,670	6,141,187
Derivative financial instruments	(43,791)	556,479	(1,507,340)	(2,006,867)
Foreign exchange transactions	33,068	128,126	39,261	107,123
Compulsory deposits	130,325	416,696	49,965	92,972
EXPENSES	(2,208,564)	(4,712,582)	(4,758,778)	(9,334,455)
Deposits and securities sold	(1,565,621)	(3,121,834)	(3,519,338)	(6,614,268)
Borrowings and onlendings	(227,208)	(478,345)	(522,264)	(972,944)
Provision for lending, leasing and other credits losses	(415,735)	(1,112,403)	(717,176)	(1,747,243)
GROSS PROFIT	1,238,965	4,305,316	(88,583)	1,434,849
OTHER OPERATING INCOME (EXPENSES)	(807,246)	(2,857,964)	247,332	(577,540)
OTHER OPERATING INCOME	1,408,074	4,589,160	2,324,481	5,288,287
Services rendered	701,770	2,053,103	669,531	1,903,220
Insurance, annuity products and retirement plans premiums	602,120	2,174,067	520,766	1,550,323
Other operating income	104,184	361,990	1,134,184	1,834,744
OTHER OPERATING EXPENSES	(2,211,002)	(7,447,668)	(2,074,003)	(5,851,795)
Changes in technical provisions for insurance,
annuity products and retirement plans premiums	(229,067)	(1,049,158)	(185,844)	(498,319)
Insurance claims	(216,196)	(610,242)	(200,622)	(552,466)
Private retirement plans benefits expenses	(111,438)	(373,434)	(95,212)	(293,643)
Selling, other insurance and private retirement plans expenses	(78,633)	(193,257)	(42,520)	(116,172)
Credit card selling expenses	(62,428)	(171,626)	(61,426)	(173,322)
Salaries, benefits, training and social security	(490,933)	(1,312,322)	(444,366)	(1,245,489)
Other administrative expenses	(691,553)	(2,031,341)	(658,234)	(1,914,725)
Financial transaction and other taxes	(156,786)	(484,032)	(170,751)	(480,960)
Other operating expenses	(173,968)	(1,222,256)	(215,028)	(576,699)
Equity in results of associated companies	(4,318)	544	(3,146)	(14,032)
OPERATING INCOME	431,719	1,447,352	158,749	857,309
NON-OPERATING INCOME	(6,812)	8,968	6,153	(926)
Revenues	17,702	59,453	31,180	102,989
Expenses	(24,514)	(50,485)	(25,027)	(103,915)
INCOME BEFORE TAXES AND PROFIT SHARING	424,907	1,456,320	164,902	856,383
INCOME TAXES AND SOCIAL CONTRIBUTION	(55,664)	(430,596)	186,518	137,332
Provision for income tax	(10,524)	(163,701)	(126,676)	(287,904)
Provision for social contribution	(7,878)	(62,391)	(37,899)	(100,265)
Deferred income tax and social contribution	(37,262)	(204,504)	351,093	525,501
PROFIT SHARING	(58,973)	(160,452)	(46,080)	(147,051)
Management	(3,003)	(10,961)	(5,290)	(10,844)
Employees	(55,970)	(149,491)	(40,790)	(136,207)
MINORITY INTEREST	(152,572)	(422,984)	(143,846)	(402,413)
NET INCOME	157,698	442,288	161,494	444,251

Number of outstanding shares (thousand) (Note 14.a)	81,344,522	81,344,522	83,408,309	83,408,309
Net income per 1,000 shares: R$ (Note 14.f)	1.94	5.44	1.94	5.33
Net equity per 1,000 shares: R$	51.05	51.05	44.80	44.80

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – SEPTEMBER 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The third quarter of 2003 was characterized by a more favorable economic outlook than the one posted a few months earlier. With the consolidation of the adjustment in both external and public accounts and the strengthening of Central Bank’s control over the inflationary process, the first signs of economic recovery arise.

During the quarter, exports drove the trade balance to increasing monthly surpluses. During this period, the trade balance reached a positive US$7.4 billion, or 12% more than the second quarter of 2003, increasing the Brazilian 12-month trade surplus to US$ 23.1 billion, a historic record.

A scenario combining vigorous exports, a credible fiscal policy, with progress in the discussion of structural reforms in Congress, has contributed to a substantial reduction of Brazil’s sovereign risk. The EMBI (Emerging Market Bond Index) for Brazil reached the end of the third quarter of 2003 at 696 points, a 12.5% drop compared to the second quarter of 2003. As a result the inflow of foreign exchange resources into the country picks up, reflected in the increase of the percentage of private external debt roll-overs, and leading the US dollar to appreciate by only 1.8% in the third quarter of 2003.

The good results achieved by public accounts have been enough to keep the debt/GDP ratio relatively stable this year, standing at 57.7% at the end of September.

The third quarter of 2003 accumulated inflation (measured by the IPC-A consumer price index), at 1.3%, was similar to the second quarter of 2003 figure of 1.4% and substantially below the 5.1% of the first three months of 2003.

The Central Bank continued to reduce the basic interest rate (Selic). Maintaining a gradual path, the Monetary Policy Council (Copom) cut the Selic interest rate by 600 bps over the course of the three meetings held since June, with consequent reduction of the forward interest rates.

The more lenient monetary policy is beginning to show the first signs of economic growth recovery. This view is based on the recent increases in industrial production, which posted a modest expansion of 0.4% in the first two months of the third quarter of 2003 versus the previous period. It is worth to note that in June this very same indicator pointed to a 1.2% drop.

Finally, regarding the expansion of credit operations with free funds, the performance from January to September 2003 was poor. Up to September, the stock of these operations showed a meager nominal growth of 1.7%.

Operating Performance

Since Unibanco Holdings S.A’s equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., we provide below significant information on the bank’s performance:

Unibanco Holdings

Net Income and Stockholders’ Equity

Unibanco Holdings’ net income for the nine-month period ended September 30, 2003, totaled R$442 million, resulting in earnings per 1,000 shares of R$5.35. Stockholders’ equity in the same period reached R$4.2 billion. The 14.8% annualized ROAE for the period was impacted by the provision of tax expenses. Book value per 1,000 shares reached R$51.05.

Unibanco – União de Bancos Brasileiros S.A.

Net Income and Stockholders’ Equity

Operating income for the nine-month period ended September 30, 2003, amounted to R$1,451 million, reflecting a 68.6% growth compared to the nine-month period ended September, 2002. Operating income for the quarter reached R$428 million, up 169.2% compared to the third quarter of 2002.

The net income for the nine-month period ended September 30, 2003,stood at R$761 million, representing a R$17 million increase compared with the same period of 2002. The 17.3% US dollar devaluation for the nine-month period ended September 30, 2003, resulted in a foreign exchange rate fluctuation on investments abroad, which is non-deductible. As a consequence, the income tax and social contribution expenses increased.

Assets

Unibanco’s consolidated total assets reached R$68,066 million on September 30, 2003, representing an increase of 3.0% in the quarter, and a decrease of 7.3% compared with September 2002. Of this total, R$26,350 million were loans, R$15,762 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$10,915 million were interbank investments.

During the last twelve months, the reduction in the securities portfolio and derivative financial instruments was mainly due to foreign exchange fluctuation, which impacts securities indexed to US dollar, as well as some securities maturity.

Loan Portfolio

In September 2003, the consolidated loan portfolio stood at R$26,624 million, an increase of 1.6% in the last 3 months and a decrease of 6.6% when compared to September 2002.

The Retail portfolio, including insurance, grew by 1.4% when compared to June 2003, and rose 3.2% vs. September 2002.

The credit portfolio in the Wholesale segment, including Private Banking, posted a drop of 12.8% relative to the previous year and a growth of 1.8% compared with the previous quarter. Credit operations indexed to the US dollar increased from US$1.7 billion in September 2002 to US$2.1 billion in September 2003. Nonetheless in Reais, the US dollar indexed portfolio posted a drop of R$0.8 billion, as per the US dollar devaluation.

For the quarter, a reclassification of a company from mid-sized to large, with R$95 million balance, led to a drop in the balance for mid-sized companies.

Allowance for Loan Losses

As of September 2003, the balance for the consolidated allowance for loan losses totaled R$1,537 million, representing 5.8% of the portfolio.

This allowance was composed of:

  R$631 million according to Resolution 2682, related to overdue credits;

  R$674 million according to risk parameters of Resolution 2682, related to falling due credit;

  R$232 million based on more conservative percentages than those required by the Regulatory Authority.

In September 2003, the D-H portfolio over total loan portfolio ratio was 8.6%, remained stable compared to the previous quarter.

Provisions for loan losses posted a drop of 36.3% for the nine months when compared to the same period of last year. Noteworthy was the reduction of R$156 million in Fininvest’s expenses with provisions in the nine-month period ended September 2003 as compared with the same period of 2002, representing a 37.2% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio, which dropped to 3.3% for the nine-month period ended September 30, 2003, vs. 3.8% for nine-month period ended September 30, 2002, and improved even more in the third quarter of 2003 to 1.0% compared to 1.3% in the third quarter of 2002.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million
Funding Balance	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,802	37,981	41,931	7.4	-2.7
Total funds in foreign currency	13,202	13,991	17,500	-5.6	-24.6
Total funds	54,004	51,972	59,431	3.9	-9.1
Assets under management	24,336	23,025	19,307	5.7	26.0
Total funds + assets under management	78,340	74,997	78,738	4.5	-0.5

On September 30, 2003, Unibanco’s overall funding reached R$78,340 million, including R$24,336 million in investment funds and assets under management. Total local and foreign funding increased by 3.9% as compared with June 30, 2003, to R$54,004 million on September 30, 2003.

Total deposits, in local and foreign currencies, posted a 4.2% increase during the quarter, well above the 1.7% for the industry, according to the Brazilian Central Bank preliminary figures.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended September 2003 with R$24,336 million in assets, representing a 26.0% growth as compared with September 30, 2002, and 5.7% growth when compared to June 2003 (also refer to Businesses Highlights –Wealth Management).

The following table shows the local currency funding:

R$ million
Funds in Local Currency	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,802	37,981	41,931	7.4	-2.7
Total deposits	23,215	22,422	22,794	3.5	1.8
Demand deposits	1,712	2,459	2,094	-30.4	-18.2
Savings deposits	5,194	5,170	5,355	0.5	-3.0
Interbank deposits	145	53	107	173.6	35.5
Time deposits	16,164	14,740	15,238	9.7	6.1
Funds obtained in the open market	6,687	4,821	9,420	38.7	-29.0
Debentures and mortgage notes	787	718	503	9.6	56.5
Local onlendings (BNDES funds)	4,906	4,909	4,545	-0.1	7.9
Subordinated Debt	262	248	-	5.6	-
Tech. provisions for insurance, capitaliz. and pension plans	3,875	3,716	2,707	4.3	43.1
Others	1,070	1,147	1,962	-6.7	-45.5

The following table demonstrates the foreign currency funding:

R$ million
Funds in Foreign Currency	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,202	13,991	17,500	-5.6	-24.6
Total deposits	1,771	1,556	1,764	13.8	0.4
Demand deposits	597	675	763	-11.6	-21.8
Savings deposits	315	265	233	18.9	35.2
Interbank deposits	73	30	12	143.3	508.3
Time deposits	786	586	756	34.1	4.0
Funds obtained in the open market	655	498	1,030	31.5	-36.4
Local onlendings (BNDES funds)	281	293	448	-4.1	-37.3
Foreign onlendings	265	265	-	-	-
Finance lines for exports and imports	2,622	3,255	4,463	-19.4	-41.3
Eurobonds and commercial paper	3,096	3,742	4,502	-17.3	-31.2
Subordinated Debt	607	575	795	5.6	-23.6
Securitization	1,804	1,772	1,559	1.8	15.7
Other	2,101	2,035	2,939	3.2	-28.5

Funding in foreign currency posted a drop of 24.6% as compared with September 30, 2002, totaling R$13,202 million at the end of September 2003, mainly due to the appreciation of the Real during the period.

In 2003, up to October, Unibanco raised approximately US$1 billion in funding through eight issuances of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return (p.y.)
Jan/03	US$ 100	1 year	Jan/04	6.875%	7.000%
Feb/03	€ 50	6 months	Jul/03	6.750%	6.785%
Feb/03	US$ 100	9 months	Nov/03	6.000%	6.080%
Mar/03	US$ 125	6 months	Sep/03	5.000%	5.125%
Apr/03	US$ 100	1 year	Apr/04	5.250%	5.250%
May/03	US$ 75	18 months	Nov/04	5.625%	5.800%
May/03	€ 75	1 year	May/04	5.375%	4.570%
Jul/03	US$ 125	18 months	Jan/05	4.000%	4.000%

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million. The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Series 2003-2 Notes with quarterly payments at 6.15% per annum.

Deferred Tax Assets

The deferred tax assets totaled R$2,507 million in September 2003, compared to R$2,883 million as of September 2002, representing a decrease of 13.0% in the year.

Capital Adequacy and Fixed Assets Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 months
BIS Ratio at the beginning of the period	16.7	12.3
Changes in risk weighted assets	0.2	1.8
Changes in credit swap risk	-	0.1
Changes in market risk
Net foreign exchange exposure	-	1.9
Interest rates	(0.1)	(0.1)
Stockholders' equity growth	0.5	1.3
BIS Ratio on September 30, 2003	17.3	17.3

The BIS ratio stood at 17.3%, well above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the breakdown between Tier I and Tier II capital in September 2003.

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	7,188	16.0
Tier II	848	1.3

Total	8,036	17.3

In September 2003, fixed asset ratio stood at 46.2% compared to 55.3% as of September 2002.

Performance Overview

Results

Operating income for the nine-month period ended September 30, 2003 stood at R$1,451 million, up 68.5% when compared to the same period of last year. The main drivers of this growth were a 7.9% increase in service revenues, a moderate 5.8% nominal growth in expenses, and a reduction in expense with provision for loan losses of 36.3%.

Investments abroad totaled R$2.8 billion and R$2.7 billion at the end of September 2003 and June 2003, respectively. During the course of the third quarter of 2003, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation for the third quarter of 2003.

During the nine-month period ended September 30, 2003, Unibanco’s investments abroad were reduced by the payment of dividends, in the amount of US$320 million. In October 2003, an additional US$ 115 million in dividends were paid.

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	September 30, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	9,904	1,866	11,770
Marketable securities	8,495	7,267	15,762
Trading	4,517	1,432	5,949
Available for sale	3,574	678	4,252
Held to maturity	13	5,065	5,078
Derivative financial instruments	391	92	483
Interbank accounts	4,098	219	4,317
Net loans	19,151	5,662	24,813
Loans	20,375	5,975	26,350
Allowances for loan losses	(1,224)	(313)	(1,537)
Other assets	10,542	862	11,404
Total assets	52,190	15,876	68,066

Deposits	23,215	1,771	24,986
Securities sold under repurchase agreements (open market)	6,687	655	7,342
Resources from securities issued	787	3,096	3,883
Interbank accounts	511	46	557
Borrowings and onlending	5,130	4,160	9,290
Financial derivative instruments	210	3	213
Other liabilities	10,178	3,782	13,960
Minority interest	812	-	812
Stockholders' equity	7,023	-	7,023
Total liabilities	54,553	13,513	68,066

Off-balance sheet notional values, net	(557)	(1,094)	(1,651)
Operations to mature (with no exposure risk), foreign strategic shareholder and others	1,281

Net exposure - BIS ratio	(12)

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	3Q03	2Q03	3Q02	9M03	9M02
Banking fees and other fees and commissions	370	391	348	1,109	955
Credit Cards	250	233	258	716	765
Unibanco's Cards	128	118	117	364	357
Credicard	122	115	141	352	408
Assets under management	82	75	64	228	183
Total fees from services rendered(1)	702	699	670	2,053	1,903

(1) 2Q03 Reclassification of R$ 13 million.

In the third quarter of 2003, total fees amounted to R$702 million, an increase of 4.8% when compared to the same period last year.

The third quarter of 2003 banking fees of R$370 million grew by 6.3% over the third quarter of 2002. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate, and a larger number of products per client.

Fee revenues from the credit card business reached R$250 million in the third quarter of 2003, up 7.3% over the second quarter of 2003. In the nine-month period ended September 30, 2003, fee income posted a drop of 6.4% compared with the nine-month period ended September 30, 2002, primarily as a result of the transferring of portfolio from a Credicard affiliate in the forth quarter of 2002.

Fee revenues from assets under management grew from R$75 million in the second quarter of 2003 to R$82 million in the third quarter of the same year, representing a 9.3% increase, primarily due to an increase of 20% in the retail portfolio during this period.

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 60.2% in the nine-month period ended September 30, 2002 to 61.4% in the nine-month period ended September 30, 2003. The third quarter of 2003 figure decreased when compared to other periods mainly because of the collective bargaining agreement (fully accounted in September).

Personnel and Administrative Expenses

Total personnel and administrative expenses for the nine-month period ended September 30, 2003, increased by R$182 million or 5.8% versus the nine-month period ended September 30, 2002. In the third quarter of 2003, total personnel and administrative expenses grew R$84 million or 7.7% versus the previous quarter.

Personnel expenses, during the nine-month period ended September 30, 2003, increased by R$67 million or 5.4% when compared to the same period of last year. As per the third quarter of 2003, expenses posted a growth of R$70 million or 16.6% over the second quarter of 2003.

At the Multiple Bank, for the first nine months of 2003, personnel expenses presented a R$78 million or 8.9% growth as the same period of 2003, as a result of the banking employees collective bargaining agreement in 2002 and 2003, and of new hiring coming from the organic growth program (ContAtiva2). In the third quarter of 2003, collective bargaining agreement total impact was R$52 million, considering the impact of 12.6% wage increase in September 2003, and a R$33 million single bonus, fully accounted in the third quarter of 2003 results.

As for Unibanco’s main subsidiaries companies, the nine-month period ended September 30, 2003, showed a drop of R$11 million or 3.0% compared to the same period of last year, illustrating the result of synergy gains, specifically in Fininvest, which is benefiting from the revision of its operational procedures. Compared to the second quarter of 2003, the expenses of the third quarter of 2003 presented a R$11 million or 9.4% increase mainly because of the collective bargaining agreement and wage increase in the financial companies.

During the nine-month period ended September 30, 2003, other administrative expenses rose by R$115 million or 6.0% in relation to the previous year. In the quarter, expenses grew by only R$14 million or 2.1%, compared to the second quarter of 2003.

During the nine-month period ended September 30, 2003, Multiple Bank’s administrative expenses increased by R$115 million or 6.0% compared to the nine-month period ended September 30, 2003. This increase is explained mainly by the organic growth, and the adjustments for energy tariffs and contracts for rental and maintenance of software and telecommunication infrastructure.

Tax Expenses

The Cofins tax rate (Contribution for the Financing of Social Security) for financial companies increased from 3% to 4% in September 2003. The impact on that month’s tax expenses amounted to R$8 million. In February 2004, new regulation applicable to non-financial companies will come into effect increasing Cofins tax rate from 3% to 7.6%. The impact of this is still being analyzed.

Businesses Highlights

Retail Bank

In the third quarter of 2003, 202,000 new checking accounts were opened. The total of 548,000 new bank accounts opened in 2003, is part of the goal to add 3.6 million customers over 5 years, under the ContAtiva 2 program, launched in February 2003.

Checking-account holders plus investors in savings accounts and retirees reached 5.9 million clients under the Unibanco brand by the end of September. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and Luizacred), the total client base of Unibanco Group reached 13.3 million. The average number of products per checking account holder stood at 5.9, above the 5.4 figure of September 2002.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 11,499 points of service at the end of September 2003: 874 branches and in-store branches (inside supermarkets and stores), 412 corporate-site branches, 110 Fininvest stores, 7,655 Fininvest points of sales (retailers), 158 LuizaCred stores, 336 InvestCred stores, and 1,954 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

Unicard – The new credit cards brand

In September 2003, following the consolidation of the operating and support structures of Cartão Unibanco and Fininvest, Unibanco announced its new credit brand for credit card platform, Unicard. All credit cards issued by Unicard Banco Múltiplo S.A. as well as the Fininvest credit cards and private label cards are now under the Unicard brand. Unicard was born as the largest and most complete group of co-branded card associations and affinity programs with the main companies and institutions in the country, in addition to being the leader of the private label segment.

Unicard – Banco Múltiplo S.A.

Unicard – Banco Múltiplo S.A.’s credit card business, which derived from Cartão Unibanco operation, generated a result of R$49 million in the third quarter of 2003 and R$93 million in the nine-month period ended September 30, 2003. In September, the number of cards issued stood at 4 million, up 5.1% as compared of September 2002.

In July 2003, Unicard and Tribanco, the financial arm of Martins group (the largest wholesaler and distributor in Brazil, with annual sales of R$ 1.7 billion) established a partnership for the management of the 180,000 private label cards currently managed by Tricard, Tribanco affiliate company. The product is the Super Compras (i.e., Super Purchases) card, a private label card introduced in 2001, carrying the brand of Martins retailers.

Fininvest

Fininvest had a net equity income of R$38 million in th third quarter of 2003 and of R$88 million in the nine-month period ended September 2003. Loan losses provisions (excluding LuizaCred) reached R$260 million in the nine-month period ended September 30, 2003, compared to R$416 million in the same period of last year. The company, excluding LuizaCred, ended the third quarter of 2003 with R$1,153 million in loans (including corporate and individual loans), a 2.6% growth when compared to the second quarter of 2003, and 3.6 million active customers. In September 2003, the store # 110 was opened in the Estação Ferroviária Central do Brasil (Brazil’s Central Railroad Station) in Rio de Janeiro, offering products such as personal loans, credit cards, insurance, utilities bills payment, and micro credit.

LuizaCred

LuizaCred, Fininvest’s subsidiary, reached a result of R$5 million in the third quarter of 2003, up 66.7% compared to the third quarter of 2002. The net result for the nine-month period ended September 30, 2003, stood at R$ 13 million. The company ended September 2003 with 1.2 million active customers and R$257 million in loans, up 53.0% relative to third quarter of 2003.

InvestCred

Banco InvestCred Unibanco posted net income of R$11 million in the third quarter of 2003 and R$25 million in the nine-month period ended September 30, 2003. As of September, the loan portfolio totaled R$590 million and total active customers reached 2.6 million.

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall contributed with R$48 million to Unibanco’s third quarter of 2003 and R$129 million to the nine-month period ended September 30, 2003, results.

Dibens

Dibens ended the quarter with a R$1.4 billion loan portfolio, up 16.7% compared to September 2002. Dibens posted net income of R$1 million in the third quarter of 2003 and R$14 million in the nine-month period ended September 30, 2003.

Capitalização

The net profit for the third quarter of 2003 was R$26 million and for the nine-month period ended September 30, 2003, R$120 million.

Wholesale Bank

In terms of corporate issues, Unibanco Securities led a US$100 million issue for Odebrecht Overseas Ltd, maturing in March 2005 (18 months). In the local market, Unibanco coordinated a R$700 million issue for Telesp Celular, with a five-year term (renegotiable after 12 months).

In fixed income distribution, Unibanco AutoExec – launched in January 2003 – became one of the most important electronic platforms available in the marketplace for trading Brazilian sovereign and corporate bonds, receiving more than 1,600 accesses per day. At the end of the third quarter, electronic trading represented 32% of total client volume and 60% of total number of tickets, respectively. In the international market, a total of US$4.2 billion were traded during the period, representing a 110% increase when compared to the same quarter in 2002. In the domestic market, a total of R$101 million in corporate debt were negotiated in the secondary market during the period, further establishing Unibanco as a sole leading market maker.

In foreign exchange, Unibanco has maintained an outstanding position in export and import operations over the last few years. In the third quarter of 2003, Unibanco gained market share in the export market, as a result of Proex and pre-payment transactions amounting to roughly US$ 85 million. The bank ranked third according to the Central Bank with respect to the volume of exports-related foreign exchange transactions.

For the first nine months of 2003, Unibanco was placed 3rd in terms of BNDES (Brazilian Development Bank) onlendings, with R$664 million in disbursements. In 3Q03, total disbursements amounted to R$188 million. In the nine-month period ended September 30, 2003, Unibanco was placed second on the ranking of the Export Financing Program – BNDES exim, with disbursements of R$178 million. Currently Unibanco has 21 projects at different stages of analysis at the BNDES, representing around R$650 million in disbursements.

In Mergers and Acquisitions, Unibanco was again an advisor to Klabin; but this time in the sale of Bacell and Norcell to RGM for an aggregated value of more than US$117 million. Unibanco also advised the Macri Group in the sale of Adria for US$100 million and took part in four other transactions totaling US$50 million.

In Cash Management, some 84,000 customers used Unibanco’s cash management services, such as payment and credit in the third quarter of 2003. Cash management financial margin in the period increased 17.4% if compared to the third quarter of 2002, reaching R$277 million.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$57 million in the third quarter of 2003 and R$204 million for the nine-month period ended September 30, 2003.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados –SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.2% market share (August/2003 figures).

Technical reserves amounted to R$785 million at the end of the quarter, compared to the R$732 million on September 30, 2002.

According to the latest industry data, released by SUSEP as of August, Unibanco AIG Seguros maintained the top ranking in the property risks coverage, with premiums written of R$394 million up to August, 23% above the same period of 2002. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in 3Q03 was 104.7% versus the projected market average of 106.0%, based on figures from SUSEP up to August 2003. The extended combined ratio, which includes financial revenues, reached 84.5% in the same period.

Unibanco AIG Seguros & Previdência announced in October 2003 a commercial agreement with Grupo Fiat, which includes acquiring the controlling interest in Phenix Seguradora S/A, a company founded in 1879 and that has been under the control of Grupo Fiat since 1998. Headquartered in the town of Nova Lima, state of Minas Gerais, Phenix has nine branches across the country and had revenues of R$73 million in the first half of 2003, mainly in the automotive, home, and corporate segments.

Unibanco AIG Previdência posted net income of R$15 million in the third quarter of 2003, up 114.3% compared to the third quarter of 2003. VGBL was launched in September 2002, and had revenues of R$65 million in the third quarter of 2003. Unibanco AIG Previdência ranked 4th in pension plan sales until August 2003, with 10.2% market share, according to the ANAPP August 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for August 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$502 million. The company services approximately 640,000 individual customers and 1,100 corporate clients.

In September 2003, technical reserves stood at R$2,840 million, up 63.3% over the third quarter of 2002.

Wealth Management

Unibanco Asset Management – UAM ended the nine-month period ended September 30, 2003, with R$24,336 million in assets under management, up 26.0% compared with the nine-month period ended September 30, 2002.

The Private Banking business posted an increase of 6.1% in assets under management compared to December 2002. According to ANBID data, in September 2003, Unibanco Private Banking market share was 6% of total funds and managed portfolios in the segment.

Other Operational Highlights

Unibanco Pessoas (Human Resources)

In September 2003, Unibanco’s staff totaled 27,047 professionals. In the third quarter of 2003, R$4.7 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Unibanco expanded its Banco do Futuro (Future Bank) program, which focuses on training college students. In addition to the partnership with the University of Campinas Foundation for Development (Funcamp – Fundação de Desenvolvimento da Unicamp), an agreement was established with IBMEC, São Paulo, whereby a similar opportunity is offered to selected Economics and Business Administration undergraduates of this institution.

In August, Unibanco became the first and only institution in Latin America to be included in the “Balanced Scorecard Hall of Fame”, a title reserved for companies that stand out in the implementation of the Balanced Scorecard (BSC), known internally as PDG – Painel de Gestão. This recognition is awarded by BSCol (Balanced Scorecard Collaborative, Inc.), a company created by Robert S. Kaplan and David P. Norton, Harvard Business School PhDs.

Global Offer

In September 2003 Mizuho and Commerzbank sold, entirely and partially respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco, and Commerzbank had its participation reduced in the bank. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

Each Unit represents one Unibanco Preferred Share and one Unibanco Holdings Class “B” Preferred Share. The Units are traded in the São Paulo Stock Exchange – Bovespa (ticker UBBR11) and in the New York Stock Exchange – NYSE under the form of GDSs – Global Depositary Shares (ticker UBB). Each GDS represents 500 Units.

From the total number of Units sold, some 1.7 billion (around 30% of the deal) were distributed to non-institutional and institutional investors in Brazil, and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad.

The number of Units sold represented 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

Mizuho and Commerzbank will maintain their commercial relationship with Unibanco, including a Japanese Desk and a German Desk.

Exchange Offer

Unibanco and Unibanco Holdings, Unibanco’s controlling company, offered to the holders of preferred shares in the Brazilian market the opportunity to convert pairs of preferred shares into Units. The Exchange Offer Auctions happened in September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were converted into Units. After the Exchange Offer, there are still 2.9 billion Unibanco preferred shares pulverized in the market (not in the form of Units), which represent 2% of Unibanco’s total capital.

From November 2003 on, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class “B” shares as of the date of the Exchange Offer Announcement (September 15th) to convert their pairs of preferred shares into Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than 3Q03 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

Unibanco’s Shareholder Structure Before and After the Global and Exchange Offers

The figure below shows the change in Unibanco and Unibanco Holdings’ shareholders structure after the conclusion of the Global and Exchange Offers.

Social Responsibility

Throughout 2003, the Unibanco Institute maintained its projects dedicated to the community interest, among which the highlights are as follows:

  Tide of Knowledge Project (Projeto Maré do Saber): a partnership between the Unibanco Institute, the Roberto Marinho Foundation, and Viva Rio designed to reintegrate youngsters into school and to prepare them for the job market, targeting people aged 16 to 29. Currently, there are 10 tele-schoolrooms already implemented in association with communities, churches, and cooperatives.

  Junior Achievement: Unibanco’s chief educational program since 1987, offering to children and young people who are in elementary and high school, the opportunity to learn about the corporate world and also encouraging the voluntary participation of Unibanco’s employees.

  New School Project (Projeto Nova Escola): a partnership between Unibanco Institute and Victor Civita Foundation, designed to publish, over an eight-month period, collectible booklets on Environmental Education in the Nova Escola magazine, benefiting roughly 21 million students.

  Reading Circles Project (Projeto Círculos de Leitura): a partnership with Fernand Braudel World Economy Institute (Instituto Fernand Braudel de Economia Mundial) to encourage teenagers aged from 13 to 19 to read and expand their access to cultural resources.

  From the Streets to Companies: a pilot project devised by Unibanco Institute and Rio de Janeiro Municipal Labor and Income Bureau. Executed by CESOP, it benefited 50 underprivileged youths, aged 18 to 24, chosen amongst street vendors in the city of Rio de Janeiro. The youths were given specific training to join the legal job market, whether formally or informally, on a self-employed basis or through a cooperative. At the end of the project, 90% of the youths had found jobs.

  Building the Future Project: in association with Ação Comunitária do Brasil/RJ (Brazilian Community Action, Rio de Janeiro), the project aims to train low-income youths and help them enter the job market through overseen internships or opportunities in the organization or at associated institutions.

The Unibanco Institute was also involved with the following projects: the Solidary Literacy Development Program, the Preparation for Work Program, the Unibanco Institute Study Center, the Environmental Education Centers, the Citizen University, the Dr. Hélio Moreira Salles Basic Healthcare Clinic, and the “I write, you write, we change” program.

During third quarter 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on photography, literature, cinema, fine arts and Brazilian music. Fifteen exhibits were held in its facilities, which include four cultural centers and two galleries, resulting in more than 13 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 800,000 people.

Furthermore, the Moreira Salles Institute expanded its music collection through the acquisition of the files of composer and performer Ernesto Nazareth (1863-1934) as well as of singer Elizeth Cardoso (1920-1990), consisting of recordings, musical arrangements, scores, photographs and documents. In the literary field, the Institute’s collection now includes the “euclidiana” of professor and essayist Roberto Ventura, which consists of books by and about Euclides da Cunha. Yet another item that stands out is the publication of the Cadernos de Literatura Brasileira – Millôr Fernandes (Brazilian Literature Notebooks by Millor Fernandes) and of the book Cartas do pai – De Alceu Amoroso Lima para sua filha madre Maria Teresa (Letters from the father – From Alceu Amoroso Lima to his daughter sister Maria Teresa).

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - SEPTEMBER 30, 2003	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % STOCKHOLDERS' INVESTMENT	6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)

01	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40	LISTED SUBSIDIARY COMPANY	59.11	99.97
FINANCIAL INSTITUTION		81,344,522		83,054,634

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – SEPTEMBER 30, 2003	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

The following informations were elaborated as from September 30, 2003.

(a) List of the shareholders that hold more then 5% of voting capital, direct or indirect.

		Common shares/quotas		Preferred shares/quotas		Total
	Shareholders´
Shareholders	nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,580	78.62	247,692,253	0.47	25,025,502,833	29.67
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	11.79	6,758,000,000	12.80	10,471,843,587	12.42
- Treasury stocks		-		2,985,954,279	5.65	2,985,954,279	3.54
- Others		3,022,933,352	9.59	42,824,242,245	81.08	45,847,175,597	54.37
Total		31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.51	91,506,010	3.12	13,877,234,616	72.83
- Fernando Roberto Moreira Salles	Brazilian	-	-	194,725,893	6.64	194,725,893	1.02
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.83	-	-	778,903,572	4.09
- Pedro Moreira Salles	Brazilian	778,903,572	4.83	1	-	778,903,573	4.09
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.06
- Treasury stocks		194,725,893	1.21	312,975,092	10.67	507,700,985	2.66
- Others		-	-	2,333,582,620	79.57	2,333,582,620	12.25
Total		16,122,439,322	100.00	2,932,789,616	100.00	19,055,228,938	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) The characteristics and the quantity of securities issued by Unibanco Holdings S.A. that are direct or indirect held by the majority shareholder (E.Johnston Representação e Participações S.A.) and the Executive Officers:

			Quantity of shares/units/gds
	Investments
	In Unibanco Holdings		Preferred (UBB) +
			Preferred Class “B” (Holdings)
	ON	PN	UNITS	GDS
Controller	24,777,810,580	-	247,692,253	-

Council	13	-	45,218,477	-

Diretors	-	-	33,333	-

(c) Changes in the direct and indirect ownership hold by majority shareholder, the Directors and the Executive Officers, since September 30, 2002.

	September 30,2002	September 30,2003
CONTROLLER SHAREHOLDERS
Common shares	24,777,810,578	24,777,810,580
UNITS – Preferred shres (UBB) + Preferred shares class “B” (HOLDINGS)	133,447,680	247,692,253

COUNCILS
Common shares	14	13
UNITS – Preferred shres (UBB) + Preferred shares class “B” (HOLDINGS)	102,477,766	45,218,477

EXECUTIVE OFFICERS
Preferred shares	-	-
UNITS – Preferred shres (UBB) + Preferred shares class “B” (HOLDINGS)	-	33.333

(d) Quantity of outstanding shares and its percentage related to the issued total shares:

ON	%	PNA	%	PNB	%	Total	%
6,736,776,939	21.38			49,582,242,245	93.88	56,319,019,184	66.79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director